Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for February 2016 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for February 2016 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In February 2016, the combined passenger traffic (measured by revenue passenger kilometres (“RPK”)) of the Group continued to increase as compared to the same period last year (a year-on-year (“YoY”) basis) and to last month (a month-on-month (“MoM”) basis), respectively. Compared to the same period last year, passenger capacity (measured by available seat kilometers(“ASK”)) increased by 10.92%. Of which, passenger capacity for domestic routes increased by 4.34%, passenger capacity on regional routes increased by 8.88% and passenger capacity for international routes increased by 31.72%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic increased by 8.12%. Of which, passenger traffic for domestic routes increased by 1.41%, passenger traffic on regional routes increased by 8.88% and passenger traffic on international routes increased by 28.75%, respectively as compared to the same period last year. The passenger load factor was 81.07%, representing a decrease of 2.09 percentage points as compared to the same period last year. Of which, the passenger load factor for domestic, international routes decreased by 2.33 percentage points and 1.9 percentages point as compared to the same period last year, respectively, while the passenger load factor for regional routes maintained the same level as compared to the same period last year.

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In terms of cargo operations, in February 2016, cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) decreased as compared to the same period last year and to last month, respectively. Cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 13.59%, cargo and mail traffic decreased by 7.46% as compared to the same period last year. The cargo load factor was 34.0%, representing a decrease of 7.74 percentage points as compared to the same period last year.

In February 2016, the Group introduced one B737-800 aircraft, and terminated a lease of one B737-700. As of the end of February 2016, the Group operated a fleet of 668 aircraft.

KEY OPERATION DATA OF FEBRUARY 2016

Capacity	February 2016	MoM Change (%)	YoY Change (%)	Cumulative 2016	YoY Change (%)

RPK (in million)
Domestic	11726.05	4.24	1.41	22975.31	2.49
Regional	335.47	19.61	8.88	615.94	4.10
International	4829.66	1.39	28.75	9593.09	30.46
Total	16891.18	3.67	8.12	33184.34	9.30
RTK (in million)
Domestic	1106.91	-3.66	-0.09	2255.91	2.15
Regional	29.92	14.02	8.27	56.16	3.37
International	637.14	-18.50	16.07	1418.90	22.91
Total	1773.97	-9.35	5.31	3730.97	9.18
RTK - Cargo and Mail (in million)
Domestic	91.22	-44.06	-17.31	254.28	0.42
Regional	1.13	-40.21	-12.0	3.02	-4.72
International	218.62	-40.17	-2.60	584.03	13.87
Total	310.97	-41.37	-7.46	841.32	9.37
Passengers carried (in thousand)
Domestic	7812.13	4.80	-0.38	15266.14	0.86
Regional	252.44	19.69	11.23	463.36	8.12
International	1227.09	7.78	23.19	2365.62	25.93
Total	9291.66	5.55	2.50	18095.12	3.73
Cargo and mail carried (in thousand tonnes)
Domestic	57.99	-41.90	-17.73	157.80	0.01
Regional	1.02	-40.00	-13.31	2.72	-6.12
International	25.52	-39.14	-2.18	67.45	11.64
Total	84.53	-41.07	-13.53	227.97	3.11

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Capacity	February 2016	MoM Change (%)	YOY Change (%)	Cumulative 2016	YOY Change (%)

ASK (in million)
Domestic	14539.02	0.07	4.34	29067.63	4.48
Regional	442.33	14.17	8.88	829.75	4.57
International	5854.57	-0.93	31.72	11763.89	30.94
Total	20835.92	0.05	10.92	41661.27	10.80
ATK (in million)
Domestic	1711.10	0.49	4.21	3413.87	4.45
Regional	53.68	14.46	11.29	100.58	7.22
International	1024.99	-10.68	27.25	2172.53	27.68
Total	2789.77	-3.71	11.78	5686.98	12.31
ATK - Cargo and Mail (in million)
Domestic	402.59	1.87	3.77	797.79	4.34
Regional	13.87	15.20	18.85	25.90	15.67
International	498.08	-19.10	22.84	1113.78	24.74
Total	914.50	-10.60	13.59	1937.47	15.33

Load Factor	February 2016	MoM Change (percentage point)	YOY Change (percentage point)	Cumulative 2016	YOY Change (percentage point)

Passenger Load Factor (RPK/ASK) (%)
Domestic	80.65	3.22	-2.33	79.04	-1.53
Regional	75.84	3.55	0	74.23	-0.34
International	82.49	1.88	-1.90	81.56	-0.30
Total	81.07	2.83	-2.09	79.65	-1.10
Cargo and Mail Load Factor (%)
Domestic	22.66	-18.60	-5.78	31.87	-1.24
Regional	8.13	-7.59	-2.85	11.65	-2.49
International	43.89	-15.46	-11.46	52.44	-5.00
Total	34.00	-17.85	-7.74	43.42	-2.37
Overall Load Factor (RTK/ATK) (%)
Domestic	64.69	-2.79	-2.78	66.08	-1.49
Regional	55.74	-0.20	-1.56	55.84	-2.08
International	62.16	-5.96	-5.99	65.31	-2.54
Total	63.59	-3.96	-3.90	65.61	-1.88

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Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing

Company Secretary

Guangzhou, the People’s Republic of China

15 March 2016

As at the date of this announcement, the Directors include Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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